Pistil & Pollen, LLC and Subsidiaries

**Consolidated Financial Statements
and Independent Accountant's Review Report**

December 31, 2020 and 2019

CohnReznick

ADVISORY • ASSURANCE • TAX

Pistil & Pollen, LLC and Subsidiaries

<u>Index</u>

CohnReznick
ADVISORY · ASSURANCE · TAX

Independent Accountant's Review Report

To the Board of Managers
Pistil & Pollen, LLC and Subsidiaries

We have reviewed the accompanying consolidated financial statements of Pistil & Pollen, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, members' capital (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that Pistil & Pollen, LLC and Subsidiaries will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, since inception, the Company has relied on member capital to fund its operations. As of December 31, 2020, the Company has not reached profitability and will likely incur additional losses prior to generating positive cash flow from operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation and plans regarding these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

CohnReznick LLP

Baltimore, Maryland
February 24, 2022

Pistil & Pollen, LLC and Subsidiaries

Coolidated Balance Sheets
December 31, 2020 and 2019

<u>Assets</u>

		2020		2019
Current assets				
Cash and cash equivalents	$	95,697	$	19,481
Accounts receivable		25,452		12,900
Inventory		167,290		84,356
Prepaid Expense		17,596		-
Total current assets		306,035		116,737
Property and equipment		43,250		43,250
Accumulated depreciation		(43,250)		(31,236)
Property and equipment, net		-		12,014
Other assets				
Trademarks		168,356		115,837
Total assets	$	474,391	$	244,588

<u>Liabilities and Members' Capital (Deficit)</u>

		2020		2019
Current liabilities				
Accounts payable	$	300,590	$	196,672
Due from related party		33,775		-
Accrued expenses		5,000		-
Deferred salaries		320,393		247,476
Other current liabilities		21,414		-
Total current liabilities		681,172		444,148
Total liabilities		681,172		444,148
Members' capital (deficit)				
Members' capital, contributions net of distributions		1,411,898		1,411,898
Additional paid-in capital		450,001		160,755
Accumulated deficit		(2,068,680)		(1,772,213)
Total members' capital (deficit)		(206,781)		(199,560)
Total liabilities and members' capital (deficit)	$	474,391	$	244,588

See Independent Accountant's Review Report and Notes to Consolidated Financial Statements.

Pistil & Pollen, LLC and Subsidiaries

Consolidated Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenues	$ 369,193	$ 202,814
Cost of revenues	191,004	107,275
Gross profit	178,189	95,539
Operating expenses		
General and administrative	422,910	430,977
Sales and marketing	39,574	21,547
Depreciation expense	12,014	14,417
Total operating expenses	474,498	466,941
Net operating loss	(296,309)	(371,402)
Other expenses		
Interest expense	(158)	-
Other expenses	-	(3,437)
Total other expenses	(158)	(3,437)
Net loss	$ (296,467)	$ (374,839)

See Independent Accountant's Review Report and Notes to Consolidated Financial Statements.

Pistil & Pollen, LLC and Subsidiaries

Consolidated Statements of Members' Capital (Deficit)
Years Ended December 31, 2020 and 2019

	Members' capital		in capital SAFEs		Accumulated deficit		Total members' capital (deficit)	
Balance as of December 31, 2018	$	1,285,898	$	160,755	$	(1,397,374)	$	49,279
Member contributions		126,000		-		-		126,000
Net loss		-		-		(374,839)		(374,839)
Balance as of December 31, 2019		1,411,898		160,755		(1,772,213)		(199,560)
Member contributions		-		289,246		-		289,246
Net loss		-		-		(296,467)		(296,467)
Balance as of December 31, 2020	$	1,411,898	$	450,001	$	(2,068,680)	$	(206,781)

See Independent Accountant's Review Report and Notes to Consolidated Financial Statements.

Pistil & Pollen, LLC and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net loss	$ (296,467)	$ (374,839)
Adjustments to reconcile net loss to net cash		
used in operating activities		
Depreciation and amortization	12,014	14,417
Changes in operating assets and liabilities		
Accounts receivable	(12,552)	47,072
Inventory	(82,934)	7,031
Prepaid expenses	(17,596)	-
Accounts payable	103,918	66,125
Accrued expenses	5,000	-
Other current liabilities	21,414	-
Deferred salaries	72,917	125,000
Net cash used in operating activities	(194,286)	(115,194)
Cash flows from investing activities		
Trademark expenditures	(52,519)	(36,705)
Advances from related parties	33,775	0
Net cash used in investing activities	(18,744)	(36,705)
Cash flows from financing activities		
Member contributions	-	126,000
Issuance of SAFEs	289,246	-
Net cash provided by financing activities	289,246	126,000
Net decrease in cash and cash equivalents	76,216	(25,899)
Cash and cash equivalents, beginning	19,481	45,380
Cash and cash equivalents, end	$ 95,697	$ 19,481
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$ 158	$ -

See Independent Accountant's Review Report and Notes to Consolidated Financial Statements.

Note 1 - Nature of operations

Organization and operations
Pistil & Pollen, LLC (the "Parent") was incorporated on March 16, 2015 in the State of Delaware and was last amended in December 2020. The Parent and its Subsidiaries may be referred to collectively herein as the "Company", "we", "us" or "our". We curate, design, and sell a variety of branded packaging and products for cannabis and hemp consumers. We will produce revenue through royalties, licensing, packaging, and product sales relating to our brands.

Going concern matters
Since inception, the Company has relied on member capital to fund its operations. As of December 31, 2020, the Company has not reached profitability and will likely incur additional losses prior to generating positive cash flow from operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company intends to fund its operations with proceeds from crowdfunding campaigns (see Notes 5 and 8) and from the sale of its products including fees earned by licensing the use its trademark to others.

Note 2 - Summary of significant accounting policies

Basis of presentation
The consolidated financial statements reflect the accounts of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation
The financial statements include the consolidated results of JW Homegoods, LLC, Electric Feel, LLC, Triple Dutch, LLC, Level Twelve LLC, and Her Goods, LLC (collectively, the "Subsidiaries"), which are wholly-owned subsidiaries of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near-term.

Revisions to accounting estimates are recognized in the period in which the estimates are revised and any future periods affected. The information about significant areas of estimation, uncertainty and judgment considered by management in preparing these consolidated financial statements is as follows:

Estimated useful lives and depreciation of property and equipment
Depreciation of property and equipment is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and useful lives of assets.

The property and equipment was fully depreciated as of December 31, 2020. Estimated useful lives were reviewed at the end 2019, with the effect of any changes in estimates being accounted for on a prospective basis.

Risks and uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States of America. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn, changes in regulations, restrictions on imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020 and 2019, the Company is operating as a going concern. See Note 1 for additional information.

Cash and cash equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy.

Inventory

Inventory is comprised of finished goods, accessories and supplies for cannabis and hemp related products and is recorded at the lower of cost or net realizable value and on a first-in, first out basis.

Trademarks

The Company capitalizes costs related to developing and registering its trademarks, as the Company expects to maintain the use of its trademarks indefinitely. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at the end of each reporting period, with the effect of any changes in estimates being accounted for on a prospective basis. Therefore, there is no amortization expense recorded in the consolidated statements of operations.

Receivables and credit policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company had $25,452 and $12,900 of accounts receivable, stated, respectively.

Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. As of December 31, 2020 and 2019, the Company had no accounts deemed to be uncollectible and no reserve balances.

Sales taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and handling costs
Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are netted against the shipping and handling costs.

Property and equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resulting gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property and equipment is used, and the effects of obsolescence, demand, competition, and other economic factors.

Income taxes
The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with the Internal Revenue Services ("IRS") and other taxing authorities. One of the Company's wholly-owned subsidiaries, Electric Feel, LLC, has elected to be treated as a C Corporation for income tax purposes. Electric Feel, LLC has no significant tax liability or any deferred taxes. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income tax returns filed by the Company are subject to examination by the IRS for a period of three years. While no income tax returns are currently being examined by the IRS, tax years since 2017 remain open. For income tax purposes, the Company reports on a calendar year basis.

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

In May 2014, The FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), as amended by subsequent ASUs (collectively Accounting Standards Codification "ASC 606"). The Company adopted ASC 606 on January 1, 2020. The adoption of ASC 606 had no significant effect on the Company's revenue recognition policy, and accordingly, no adjustment to members' deficit at January 1, 2020 was required.

Advertising

The Company expenses advertising costs as they are incurred. As of December 31, 2020 and 2019, advertising costs were $37,232 and $19,944, respectively.

Recent accounting pronouncements

In February 2016, the Federal Accounting Standards Board ("FASB:") issued Accounting Standards Update ("ASU") No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In June 2020, FASB issued ASU No. 2020-05 ("ASU 2020-05"), *Revenue from Contracts with Customers (Topic 606)* and *Leases (Topic 842): Effective Dates for Certain Entities*, which provides for the elective deferrals of Topic 606 and Topic 842 for certain entities.

The Company adopted Topic 606 during the year ending December 31, 2020. The Company elected to apply the deferral provided by ASU 2020-05 and therefore expected to adopt Topic 842 during the year ending December 31, 2022.

The FASB issues ASUs to amend the authoritative literature in the Accounting Standards of Codification ("ASC"). There have been a number of ASUs to date, including those above, that amend the original text of the ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact our consolidated financial statements.

Subsequent events

The Company has evaluated subsequent events through February 24, 2022, the date the consolidated financial statements were available to be issued, and concluded that subsequent events have occurred that require disclosure in the notes to the consolidated financial statements (see Note 9).

Note 3 - Property and equipment

Property and equipment consist of tooling. The Company capitalizes property and equipment at cost, and depreciates each at a useful life of three years. As of December 31, 2020 and 2019, the Company had accumulated depreciation of $43,250 and $31,236, respectively.

Note 4 - Deferred salaries

The Chief Executive Officer, who is also a Member of the Company, has elected to defer the payment of her salary to a future period. As of December 31, 2020 and 2019, deferred wages were $320,393 and $247,476, respectively.

Note 5 - Related Party Transactions

As of December 31, 2020, the Chief Executive Officer had loaned the Company $33,775.

Note 6 - Members' capital

The Company has the following classes of ownership:

Class A-1 and Class A-2 members each have the right to select a member of the three-person Board of Managers. The Class A-1 and Class A-2 members will receive a pro-rata return of capital with the Class B members and have rights to receive a five percent per annum return on their investment amounts. Additionally, the Class A-1 and Class A-2 units have non-dilution protection until the Company has raised at least $2,000,000 in total capital from the sale of Class B units or through crowdfunding or other capital raising efforts. Furthermore, Class A-1, Class A-2, and Class B Members shall be issued additional Membership Units of their particular class, so that immediately following any issuance of Class C Membership Units, they shall collectively continue to own at least 44.126% of the aggregate of total Membership Units.

During 2016, 750,000 of Class A-2 units were issued to certain strategic partners that helped with the formation of the Company. In 2020, 1,507,800 additional Class A-1 units were issued to existing members in accordance with the non-dilution protection measure in the Company's Third Amended and Restated Limited Liability Company Agreement ("Agreement"), dated as of December 2020. As of December 31, 2020 and 2019, 2,257,800 and 750,000 Class A-2 units were issued and outstanding, respectively.

Through 2019, Class B units represented the sale of 1,097,108 units to multiple investors. In 2020, 2,205,628 additional Class B units were issued to existing members in accordance with the non-dilution protection measure in the ("Agreement"). As of December 31, 2020 and 2019, 3,302,736 and 1,097,108 Class B units were outstanding, respectively. The Company has authorized the issuance of $1,200,000 of Class B units. The Class B units have a board seat controlled by the majority holder and the right to a return of capital pari passu with the Class A-1 and Class A-2 units. Class B units will then receive a share of profits after the Class A-1 and Class A-2.

In 2016, the Company granted 3,299,995 Class C Membership units to the original founders, advisors and key employees. In 2020, pursuant to the Pistil & Pollen, LLC Equity Incentive Plan (the "Plan"), the Company granted 6,599,990 Class C Membership units to key employees, 3,279,995 units of which vested in December 2020 and the remaining 3,299,995 units will vest in December 2021. These units are profit interests to be shared only after the Class A-1, Class A-2 and Class B Units have had their initial capital repaid and subsequent to the Class A-1 and Class A-2 units receiving their five percent per annum return. Class C units do not have voting rights.

As of December 31, 2020 and 2019, the cumulative Class A-1 and A-2 Annual Priority Return is $59,932 and $47,432, respectively, and all of which remains unpaid to the Class A members.

Simple Agreements for Future Equity ("SAFEs")
In 2018, the Company issued a total of $187,017 in Simple SAFEs (valuation cap of $10,0000,000). The Company incurred $26,262 of costs related to the SAFE offering.

In 2020, the Company issued a total of $329,183 in SAFEs (valuation cap of $15,0000,000). The Company incurred $39,937 of costs related to the SAFE offering. The Company has raised $516,200 through crowdfunding through December 31, 2020. The Company incurred $66,199 of costs related to the SAFE offerings.

Upon a future equity financing (an "Equity Financing") equal to or more than $2,000,000, the SAFEs are convertible, at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in the Equity Financing other than with respect to: (i) they do not have the right to vote on any matters except those required by law, (ii) they must vote in accordance with the majority of investors with respect to those required votes, and (iii) they are not entitled to any inspection or information rights. The Company does not have an obligation to convert the SAFEs.

Upon conversion, the Company will issue to the investor a number of shares of CF Shadow Series Securities. The number issued shall equal the quotient obtained by dividing the amount paid by the investors by either the SAFE price (valuation cap divided by the fully diluted capitalization of the Company) or the lowest price per share of the securities sold in the Equity Financing, whichever generates the highest number of equities ("Conversion Price").

Note 7 - Share-based Compensation

The Plan was adopted for the purpose of providing equity incentives to managers, officers, employees, consultants, or other service providers of the Company to participate in the appreciation in value of the Company including incentive stock options, non-qualified stock options, restricted stock, and stock appreciation rights.

The Board of Managers determines eligibility, vesting schedules and exercise prices for award grants. Options are granted at an option price not less than the fair market value of the Company's stock on the date of the grant. Class C members are to receive distributions after all Class A and Class B members receive $6 million in distributions. A value has not been assigned to the units as of December 31, 2020 as the market value of the stock has not been changed.

Note 8 - Risks and uncertainties

Litigation
From time to time the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020 and 2019, there is no known pending or threatened litigation against the Company.

COVID-19
In the first quarter of 2020, an outbreak of a novel strain on a coronavirus ("COVID-19") emerged globally. As a result, federal, state and local authorities have implemented certain public safety mandates leading to an overall decline in economic activity which could result in a loss of revenue and other material adverse effects to the Company's financial position, results of operations, and cash flows. The Company is not able to estimate the length or severity of this outbreak and the related financial impact.

Note 9 - Subsequent events

The Company has raised $201,235 through crowdfunding from December 31, 2020 through the report date (valuation cap of $10,0000,000). The Company incurred $11,916 of costs related to the SAFE offering. The Crowdfunded Offering was made through OpenDeal Portal LLC (the "Intermediary", "Republic" or "Republic.co"). The Intermediary received a 6% commission fee and 2% of the securities issued in this offering.

The Company has raised $125,000 through the sale of additional Class B units from December 31, 2020 through the report date.

On March 5, 2021, the Company entered into an unsecured promissory note with a commercial bank with a principal amount of $31,682.50 pursuant to the Paycheck Protection Program (the "PPP Loan"), which was established under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and is administered by the U.S. Small Business Administration (the "SBA").

The Company submitted its application for PPP loan forgiveness subsequent to December 31, 2020 and received notice from its lender on October 7, 2021 that the SBA approved forgiveness of the full amount of the PPP loan and the related interest thereon. Accordingly, the Company will derecognize $31,682.50 of the PPP loan and recognize a corresponding gain on debt forgiveness, which will be included in other income for the year ending December 31, 2021. There is a six-year period during which the SBA can review the Company's forgiveness calculation.

During 2021, the Chief Executive Officer loaned an additional $1,642 to the Company. The company repaid the loan of $35,417 on April 29, 2021.



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